Filed by Micro Focus International plc
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: Hewlett Packard Enterprise Company
Commission File No.: 001-37483
Date: September 7, 2016

The following is an FAQ to cover SUSE employees’ most likely questions, made by SUSE on September 7, 2016.

SUSE, Micro Focus and Hewlett Packard Enterprise Announcements

September 7, 2016

This FAQ is an addition to the core Micro Focus Internal FAQ and is intended to answer employee questions that are specific to the SUSE business and SUSE employees. It is company confidential and is for internal use only.

What was announced today?
Micro Focus announced its intent to merge with Hewlett Packard Enterprise Software Business Segment, a newly formed company holding Hewlett Packard Enterprise’s (HPE) IT Management, Enterprise Security, Information Management & Governance and Big Data Analytics software assets. As a result, SUSE will become a key part of one of the industry’s largest pure-play infrastructure software companies with revenues of more than $4.5 billion. Please review the Micro Focus press release and Internal FAQ for more information.

Also, as part of the transaction, SUSE and HPE intend to enter into a commercial partnership naming SUSE as HPE’s preferred Linux partner as well as exploring additional collaboration leveraging SUSE’s OpenStack expertise for joint innovation around HPE’s Helion OpenStack and Stackato Platform as a Service solutions. SUSE and HPE are working together to define the specifics of the commercial partnership and expect to reach closure in Q4 CY 2016.

Does the proposed merger change SUSE’s structure or role within Micro Focus?
There is no change in the business structure for SUSE. SUSE will continue to be an independent business within the Micro Focus company with its own brand, leadership, go-to-market strategy, etc. However, SUSE now has the additional benefit of being a key part of one of the industry’s largest pure-play infrastructure software companies, which provides us an even better foundation on which to pursue our growth objectives.

Will the management structure of the SUSE business change as a result of this announcement?
No, Nils Brauckmann will continue to lead the SUSE business along with his existing executive leadership team, which has successfully navigated business expansion and change in the past that has led to continued growth.

What is the impact of the proposed merger on the SUSE strategy?
SUSE’s strategy and charter for sustainable, profitable growth remains the same. SUSE has a long history of being the "open” open source company that provides customers and partners with choice at all levels from hardware, hypervisor, middleware, Infrastructure as a Service, etc. Our customers and partners often tell us that they value our commitment to openness and vendor choice because it allows them to build the best-of-breed solutions they need for their complex, enterprise business needs. We also hear frequently from industry analysts how this strategy of openness is an important and valued differentiator for SUSE. All of this remains the same.

What does “intent to enter into a commercial partnership” with HPE mean?
This is just the beginning of an exploration initiative between SUSE and HPE—no commercial agreement has been finalized yet. And, as we’ve always done in the past with many other software and hardware partners, we will explore with HPE ways to combine our software-defined infrastructure solutions with their Helion and Stackato solutions and go-to-market strategies to create mutual benefits for ourselves and our customers.

What is the benefit of being HPE’s preferred Linux partner?
HPE is a market-leading server vendor focused on mission-critical solutions for enterprise customers. By naming SUSE as their preferred Linux partner, HPE is sending a strong and clear message of SUSE’s ability to provide the best open source infrastructure solutions and services necessary for enterprise customers to adapt and succeed in an ever-changing marketplace. This partnership will provide SUSE with a considerable opportunity for growth in the future.

What does this mean for the SUSE OpenStack Cloud strategy?
SUSE OpenStack Cloud is strategic and foundational to our software-defined infrastructure strategy. SUSE will continue to innovate on SUSE OpenStack Cloud and seek ways to maximize our OpenStack business through a broad range of partnerships and direct go-to-market strategies.

Will the proposed commercial partnership between SUSE and HPE change our relationship with other SUSE partners?
No. Commitment to partnering openly and broadly is key to our strategy and a core element of our mission to be the “open” open source company, which provides choice to both our partners and customers. The intended agreement between SUSE and HPE is another excellent proof point of how SUSE is the trusted provider of enterprise-grade open source technologies for our broad ecosystem of partners to provide joint customers with more choice and value. As always, we will continue to partner openly and broadly with many companies throughout the industry.

What does this partnership mean for the future?
Ultimately, the intended merger and expanded commercial partnership provides an even greater foundation for growth and increases our ability to continue the investment into the SUSE business. This means the future is bright for SUSE—very bright—and we’ll continue to pass that on to our customers and partners.

What should I tell my customer about this potential merger and expanded HPE partnership?
Please refer to the press release and this FAQ for messaging. The key messages are continuity, commitment and investment. Our strategy and leadership continues to be the same and our commitment to our open source communities, partners and customers is unchanged. We are now in an even better position to continue increasing our investments in innovation and growth. To help you communicate this announcement to your customers and partners, we’ve crafted an email message you can leverage here.

Will the merger change our development model or upstream open source activities?
SUSE remains committed to the open source development model and will continue to engage in our key open source projects as we have in the past. We have a long history of working upstream to contribute real value to numerous different projects, which we then bring together as components of our commercial distributions. This reciprocal and collaborative approach is at the heart of our open source philosophy and will continue to guide our upstream engagements and development model.

Will this create any changes for openSUSE?
Our engagement with and sponsorship of the openSUSE project as well as our participation in the community forms a true and deep partnership that is foundational to everything we do. These announcements do not change that collaborative philosophy, but could create more potential opportunities for innovation and collaboration in new areas as we explore the expansion of our software-defined infrastructure solutions.

Who should I contact for more information?
You will find additional information and materials posted on the Micro Focus intranet, and there will be ongoing communication as the process continues. You can also contact your manager with additional questions.

No Offer or Solicitation
This communication does not constitute or form part of any offer or invitation to sell or issue, or any solicitation of any offer to purchase or subscribe for, any securities, or any solicitation of any vote or approval. It does not constitute a prospectus or a prospectus "equivalent" document.

Additional Information and Where to Find It
This communication has been prepared and issued by and is the sole responsibility of Micro Focus International PLC (the "Company"). This communication relates to the Company and its conditional agreement to acquire the software business of Hewlett Packard Enterprise Co. (“HPE") to be held by Seattle SpinCo, Inc. ("Seattle"), a wholly owned subsidiary of HPE, constituting a reverse takeover for the purposes of the Listing Rules of the UKLA (the "Acquisition" or the "Transaction").  The Transaction will be submitted to the Company’s shareholders for their consideration and approval. In connection with the Transaction, the Company will file relevant materials with the SEC, including a registration statement on Form F-4 or S-4 containing a prospectus relating to the Company’s American Depositary Shares to be issued in connection with the Transaction, and Seattle will file a registration statement with the SEC.  The Company will mail the prospectus contained in the Form F-4 or S-4 to HPE’s stockholders. This communication is not a substitute for the registration statements or other document(s) that the Company and/or Seattle may file with the SEC in connection with the Transaction. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENTS AND OTHER DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PARTIES, AND THE TRANSACTION. Shareholders will be able to obtain copies of these documents (when they are available) and other documents filed with the SEC with respect to the Company free of charge from the SEC’s website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from the Company upon written request to the Company’s investor relations department or HPE’s investor relations department.

Caution Concerning Forward-Looking Statements
This communication may contain certain statements about the Company, HPE and Seattle that are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. The forward-looking statements contained in this communication may include statements about the expected effects on the Company, HPE and Seattle of the Transaction, the anticipated timing and benefits of the Transaction, the Company’s and Seattle’s anticipated standalone or combined financial results and all other statements in this document other than historical facts. Without limitation, any statements preceded or followed by or that include the words “targets”, “plans”, “believes”, “expects”, “intends”, “will”, “likely”, “may”, “anticipates”, “estimates”, “projects”, “should”, “would”, “expect”, “positioned”, “strategy”, “future” or words, phrases or terms of similar substance or the negative thereof, are forward-looking statements. These statements are based on the current expectations of the management of the Company, HPE or Seattle (as the case may be) and are subject to uncertainty and changes in circumstances and involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such forward-looking statements. Forward-looking statements contained in this communication based on past trends or activities should not be taken as a representation that such trends or activities will necessarily continue in the future.  In addition, these statements are based on a number of assumptions that are subject to change. Such risks, uncertainties and assumptions include: the satisfaction of the conditions to the Transaction and other risks related to the completion of the Transaction and actions related thereto; the Company’s and HPE’s ability to complete the Transaction on anticipated terms and schedule, including the ability to obtain shareholder or regulatory approvals of the Transaction; risks relating to any unforeseen liabilities of the Company or Seattle; future capital expenditures, expenses, revenues, earnings, synergies, economic performance, indebtedness, financial condition, losses and future prospects of the Company, Seattle and the resulting combined company; business and management strategies and the expansion and growth of the operations of the Company, Seattle and the resulting combined company; the ability to successfully combine the business of the Company and Seattle and to realise expected operational improvement from the Transaction; the effects of government regulation on the businesses of the Company, Seattle or the combined company; the risk that disruptions from the Transaction will impact the Company’s or Seattle’s business; and the Company’s, Seattle’s or HPE’s plans, objectives, expectations and intentions generally. Forward-looking statements included herein are made as of the date hereof, and none of the Company, Seattle or HPE undertakes any obligation to update publicly such statements to reflect subsequent events or circumstances.

Subject to any requirement under applicable law, the Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Investors should not place undue reliance on forward-looking statements, which speak only as of the date of this communication.

Except as otherwise explicitly stated, neither the content of the Company’s website nor the HPE website, nor any other website accessible via hyperlinks on either such website, is incorporated into, or forms part of, this communication.
September 7, 2016 Internal SUSE FAQ SUSE, Micro Focus and Hewlett Packard Enterprise Announcements This FAQ is an addition to the core Micro Focus Internal FAQ and is intended to answer employee questions that are specific to the SUSE business and SUSE employees. It is company confidential and is for internal use only. What was announced today? Micro Focus announced its intent to merge with Hewlett Packard Enterprise Software Business Segment , a newly formed company holding Hewlett Packard Enterprise’s (HPE) IT Management, Enterprise Security, Information Management & Governance and Big Data Analytics software assets. As a result, SUSE will become a key part of one of the industry’s largest pure-play infrastructure software companies with revenues of more than $4.5 billion. Please review the Micro Focus press release and Internal FAQ for more information. Also, as part of the transaction, SUSE and HPE intend to enter into a commercial partnership naming SUSE as HPE’s preferred Linux partner as well as exploring additional collaboration leveraging SUSE’s OpenStack expertise for joint innovation around HPE’s Helion OpenStack and Stackato Platform as a Service solutions. SUSE and HPE are working together to define the specifics of the commercial partnership and expect to reach closure in Q4 CY 2016. Does the proposed merger change SUSE’s structure or role within Micro Focus? There is no change in the business structure for SUSE. SUSE will continue to be an independent business within the Micro Focus company with its own brand, leadership, go-to-market strategy, etc. However, SUSE now has the additional benefit of being a key part of one of the industry’s largest pure-play infrastructure software companies, which provides us an even better foundation on which to pursue our growth objectives. Will the management structure of the SUSE business change as a result of this announcement? No, Nils Brauckmann will continue to lead the SUSE business along with his existing executive leadership team, which has successfully navigated business expansion and change in the past that has led to continued growth. What is the impact of the proposed merger on the SUSE strategy? SUSE’s strategy and charter for sustainable, profitable growth remains the same. SUSE has a long history of being the "open” open source company that provides customers and partners with choice at all levels from hardware, hypervisor, middleware, Infrastructure as a Service, etc. Our customers and partners often tell us that they value our commitment to openness and vendor choice because it allows them to build the best-of-breed solutions they need for their complex, enterprise business needs. We also hear frequently from industry analysts how this strategy of openness is an important and valued di_erentiator for SUSE. All of this remains the same. What does “intent to enter into a commercial partnership” with HPE mean? This is just the beginning of an exploration initiative between SUSE and HPE—no commercial agreement has been finalized yet. And, as we’ve always done in the past with many other software and hardware partners, we will explore with HPE ways to combine our software-defined infrastructure solutions with their Helion and Stackato solutions and go-to-market strategies to create mutual benefits for ourselves and our customers. What is the benefit of being HPE’s preferred Linux partner? HPE is a market-leading server vendor focused on mission-critical solutions for enterprise customers. By naming SUSE as their preferred Linux partner, HPE is sending a strong and clear message of SUSE’s ability to provide the best open source infrastructure solutions and services necessary for enterprise customers to adapt and succeed in an ever-changing marketplace. This partnership will provide SUSE with a considerable opportunity for growth in the future. For Internal Use Only—Do Not Distribute
Internal SUSE FAQ SUSE, Micro Focus and Hewlett Packard Enterprise Announcements 2 What does this mean for the SUSE OpenStack Cloud strategy? SUSE OpenStack Cloud is strategic and foundational to our software-defined infrastructure strategy. SUSE will continue to innovate on SUSE OpenStack Cloud and seek ways to maximize our OpenStack business through a broad range of partnerships and direct go-to-market strategies. Will the proposed commercial partnership between SUSE and HPE change our relationship with other SUSE partners? No. Commitment to partnering openly and broadly is key to our strategy and a core element of our mission to be the “open” open source company, which provides choice to both our partners and customers. The intended agreement between SUSE and HPE is another excellent proof point of how SUSE is the trusted provider of enterprise-grade open source technologies for our broad ecosystem of partners to provide joint customers with more choice and value. As always, we will continue to partner openly and broadly with many companies throughout the industry. What does this partnership mean for the future? Ultimately, the intended merger and expanded commercial partnership provides an even greater foundation for growth and increases our ability to continue the investment into the SUSE business. This means the future is bright for SUSE—very bright—and we’ll continue to pass that on to our customers and partners. What should I tell my customer about this potential merger and expanded HPE partnership? Please refer to the press release and this FAQ for messaging. The key messages are continuity, commitment and investment. Our strategy and leadership continues to be the same and our commitment to our open source communities, partners and customers is unchanged. We are now in an even better position to continue increasing our investments in innovation and growth. To help you communicate this announcement to your customers and partners, we’ve crafted an email message you can leverage here. Will the merger change our development model or upstream open source activities? SUSE remains committed to the open source development model and will continue to engage in our key open source projects as we have in the past. We have a long history of working upstream to contribute real value to numerous di_erent projects, which we then bring together as components of our commercial distributions. This reciprocal and collaborative approach is at the heart of our open source philosophy and will continue to guide our upstream engagements and development model. Will this create any changes for openSUSE? Our engagement with and sponsorship of the openSUSE project as well as our participation in the community forms a true and deep partnership that is foundational to everything we do. These announcements do not change that collaborative philosophy, but could create more potential opportunities for innovation and collaboration in new areas as we explore the expansion of our software-defined infrastructure solutions. Who should I contact for more information? You will find additional information and materials posted on the intranet here<link to intranet page>, and there will be ongoing communication as the process continues. You can also contact your manager with additional questions. For Internal Use Only—Do Not Distribute No O_er or Solicitation This communication does not constitute or form part of any o_er or invitation to sell or issue, or any solicitation of any o_er to purchase or subscribe for, any securities, or any solicitation of any vote or approval. It does not constitute a prospectus or a prospectus "equivalent" document. Additional Information and Where to Find It This communication has been prepared and issued by and is the sole responsibility of Micro Focus International PLC (the "Company"). This communication relates to the Company and its conditional agreement to acquire the software business of Hewlett Packard Enterprise Co. (“HPE") to be held by Seattle SpinCo, Inc. ("Seattle"), a wholly owned subsidiary of HPE, constituting a reverse takeover for the purposes of the Listing Rules of the UKLA (the "Acquisition" or the "Transaction"). The Transaction will be submitted to the Company’s shareholders for their consideration and approval. In connection with the Transaction, the Company will file relevant materials with the SEC, including a registration statement on Form F-4 or S-4 containing a prospectus relating to the Company’s American Depositary Shares to be issued in connection with the Transaction, and Seattle will file a registration statement with the SEC. The Company will mail the prospectus contained in the Form F-4 or S-4 to HPE’s stockholders. This communication is not a substitute for the registration statements or other document(s) that the Company and/or Seattle may file with the SEC in connection with the Transaction. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENTS AND OTHER DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PARTIES, AND THE TRANSACTION. Shareholders will be able to obtain copies of these documents (when they are available) and other documents filed with the SEC with respect to the Company free of charge from the SEC’s website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from the Company upon written request to the Company’s investor relations department or HPE’s investor relations department. Caution Concerning Forward-Looking Statements This communication may contain certain statements about the Company, HPE and Seattle that are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. The forward-looking statements contained in this communication may include statements about the expected e_ects on the Company, HPE and Seattle of the Transaction, the anticipated timing and benefits of the Transaction, the Company’s and Seattle’s anticipated standalone or combined financial results and all other statements in this document other than historical facts. Without limitation, any statements preceded or followed by or that include the words “targets”, “plans”, “believes”, “expects”, “intends”, “will”, “likely”, “may”, “anticipates”, “estimates”, “projects”, “should”, “would”, “expect”, “positioned”, “strategy”, “future” or words, phrases or terms of similar substance or the negative thereof, are forward-looking statements. These statements are based on the current expectations of the management of the Company, HPE or Seattle (as the case may be) and are subject to uncertainty and changes in circumstances and involve risks and uncertainties that could cause actual results to di_er materially from those expressed or implied in such forward-looking statements. Forward-looking statements contained in this communication based on past trends or activities should not be taken as a representation that such trends or activities will necessarily continue in the future. In addition, these statements are based on a number of assumptions that are subject to change. Such risks, uncertainties and assumptions include: the satisfaction of the conditions to the Transaction and other risks related to the completion of the Transaction and actions related thereto; the Company’s and HPE’s ability to complete the Transaction on anticipated terms and schedule, including the ability to obtain shareholder or regulatory approvals of the Transaction; risks relating to any unforeseen liabilities of the Company or Seattle; future capital expenditures, expenses, revenues, earnings, synergies, economic performance, indebtedness, financial condition, losses and future prospects of the Company, Seattle and the resulting combined company; business and management strategies and the expansion and growth of the operations of the Company, Seattle and the resulting combined company; the ability to successfully combine the business of the Company and Seattle and to realise expected operational improvement from the Transaction; the e_ects of government regulation on the businesses of the Company, Seattle or the combined company; the risk that disruptions from the Transaction will impact the Company’s or Seattle’s business; and the Company’s, Seattle’s or HPE’s plans, objectives, expectations and intentions generally. Forward-looking statements included herein are made as of the date hereof, and none of the Company, Seattle or HPE undertakes any obligation to update publicly such statements to reflect subsequent events or circumstances. Subject to any requirement under applicable law, Miami undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Investors should not place undue reliance on forward-looking statements, which speak only as of the date of this communication. Except as otherwise explicitly stated, neither the content of the Miami website nor the Houston website, nor any other website accessible via hyperlinks on either such website, is incorporated into, or forms part of, this communication.